First Investors Management Company, Inc.
95 Wall Street
New York, New York 10005-4297
(212) 858-8000





                                                                    May 12, 1992



First Investors Series Fund II, Inc.
First Investors Made in the USA Fund
95 Wall Street
New York, NY 10005


Gentlemen/Ladies:


Please be advised that the 8,591.065 shares of common stock of the First Investors Made in the USA Fund series of First Investors Series Fund II, Inc., which we have today purchased from you in the aggregate amount of $100,000 were purchased for investment purposes only with no present intention of redeeming or selling such shares and we do not have any intention of redeeming or selling such shares.

Very truly yours,

FIRST INVESTORS MANAGEMENT COMPANY, INC.


By:  /s/ David Grayson
     ----------------------------
         David Grayson, President